ELMCORE SECURITIES LLC

Statement of Income
For the Year Ended December 31, 2016

REVENUE:	
Fees	$ 814,119
Total Revenue	814,119
EXPENSES:	
Salaries and Benefits	329,761
Occupancy and Equipment Expenses	58,338
Professional Service Fees	9,378
Travel and Entertainment	16,786
Research	15,199
Regulatory Fees	9,064
Promotional Fees	29,351
Technology, Data and Communication Costs	12,384
Other General and Administrative Expenses	7,360
Fees Paid to Third-Party Service Providers	1,953
Tax Payments	1,748
Total Expenses	491,322
NET INCOME	$ 322,797

The accompanying notes are an integral part of these financial statements